Exhibit 2

2004 CORPORATE RESPONSIBILITY

SUMMARY REPORT

CREDENTIALS.

CORPORATE RESPONSIBILITY.

SUSTAINABLE VALUE CREATION.

At Talisman, the business case for corporate responsibility is clear. Acting in a corporately responsible manner helps the Company avoid risk, creates business opportunities, improves employee recruitment and retention, provides enhanced security to employees and assets and increases access to capital.

We call it sustainable value creation.

We think our corporate responsibility Credentials speak for themselves.

We invite you to read on and decide for yourself how we’re doing.

To receive our full-length 2004 Corporate Responsibility Report, the cover of which is shown here, please request a copy through our website at www.talisman-energy.com.

WELCOME TO OUR 2005 CORPORATE RESPONSIBILITY SUMMARY REPORT

When we first began producing Corporate Responsibility Reports in April 2000, social and environmental reporting was in its infancy. Since then, the Company has expanded its interests from eight to 13 countries, our exploration and development spending has increased from $1.2 billion to $2.5 billion and a new paradigm in corporate expectations has emerged. In recognition of this evolution, we’ve made changes to our corporate responsibility reporting process this year. Most significantly, we have printed this Summary Report (which has been distributed to all shareholders unless otherwise requested) and substantially decreased the number of full-length reports we produce.

About Credentials — Talisman’s Full-Length Corporate Responsibility Report

Reporting Structure

We’ve realigned the information in Credentials, Talisman’s full-length Corporate Responsibility Report to reflect work done relative to our Policy on Business Conduct and Ethics (PBCE or Policy). Highlighted text has been taken directly from the Policy. We’ve added key activity summaries in each section of the Report and included comprehensive data tables comparing our year-over-year performance against a set of core indicators. We’ve added the Global Reporting Initiative (GRI)’s full list of Key Performance Indicators and definitions, expanded the reporting scope, shortened the Report and expanded the information included on our website at www.talisman-energy.com.

Reporting Guidelines

Credentials deals with the Company(1) and its wholly owned subsidiaries operating around the world from January 1, 2004 to December 31, 2004. Credentials focuses on priorities set out in the Company’s PBCE including ethical business conduct, personal conduct, employee practices, health, safety and the environment, human rights, community relations and compliance. Credentials is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aimed to illustrate through Credentials, the breadth and scope of action that has been, and is being taken. An independent third party, PricewaterhouseCoopers LLP, reviewed the data marked with the symbol ☒ and contained in the Performance Data Summaries at the back of the full-length Report. This Summary Report and the full-length Report — Credentials — complement information on Talisman’s corporate responsibility efforts found at www.talisman-energy.com.

The Global Reporting Initiative

Credentials was prepared in accordance with the GRI’s 2002 Sustainability Reporting Guidelines. While Credentials endeavours to address many of the GRI’s key performance indicators, it is a summary of progress against priorities we set ourselves. For more about the GRI, see www.globalreporting.org.

Our Stakeholders

Credentials has been prepared for all Talisman stakeholders. The Company defines its stakeholders as its employees, shareholders, suppliers, customers, service providers, and those communities, investors, debt holders, governments, regulators, indigenous groups and Non-Governmental Organizations affected by, or that can affect, Talisman’s operations.

Obtain your copy of Credentials

For information about how you can obtain a copy of Talisman’s full-length Corporate Responsibility Report — Credentials — see the back page of this Summary Report.

(1)       Unless the context indicates otherwise, a reference in this Report to “Talisman”, the “Company” or “we” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

WHO WE ARE

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States. Talisman’s subsidiaries also conduct business in Peru, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards in corporate citizenship and social and environmental responsibility wherever its business is conducted. The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

2004 Performance Statistics (millions of dollars unless otherwise stated)	2004	2003	2002
Social Performance
Community contributions	3.8	5.1	3.1
Full-time equivalent employees	1,870	1,758	1,565
Full-time equivalent positions added	179	275	—
Employee turnover (%)	4	4	4
Dollars spent on employee training	3.2	—	—
Health, Safety and Environmental (HSE) Performance
CO2E emissions (Canada and UK) (million tons)	4.4	4.5	3.6
Direct energy use (Canada) (trillion BTU)	20.7	—	—
Lost time injury frequency (per 200,000 exposure hours)	0.36	0.51	0.74
Potable water diversion (Alberta, Canada) (million barrels)	7.2	—	—
Financial and Operating Performance
Production (mboe/d)	438	398	445
Gross sales	6,874	5,610	5,351
Common share dividends	114	90	80
Exploration and development expenditures	2,538	2,180	1,848
Fiscal contributions to host governments	1,726	1,195	1,277
Employee remuneration	324	249	166

“—” indicates previously unreported statistic

MESSAGE FROM JIM BUCKEE

President and Chief Executive Officer

“ While it is clear that we do not lack challenges, conducting our activities in a socially, environmentally and economically responsible way ultimately drives our business to create sustainable value for all our stakeholders.”

Reporting Leads to Performance Improvement

At Talisman, we work hard at, and are proud of, our corporate responsibility performance. Some dismiss corporate responsibility reports as public relations exercises. I believe they create investor confidence, enhance transparency and improve accountability. Talisman’s annual corporate responsibility reporting and internal review process helps us improve our performance, demonstrate our commitment to responsible growth and engage the Company’s numerous stakeholders in open, honest dialogue. We prepare our Corporate Responsibility Reports so that our stakeholders can review our performance and judge our Credentials as a potential business, community partner or investment opportunity.

Market Volatility Affects Everyone

While oil and gas companies around the world, including Talisman, enjoyed record commodity prices last year, 2004 was marked by the volatility of global energy prices. Global forces including war in Iraq, terrorism in Saudi Arabia, labour strife in Venezuela, hurricane impacts in the Gulf of Mexico, the decline of global energy reserves and risks to energy security all contributed to energy price increases. Talisman recognizes that hydrocarbon energy is a vital but finite resource. While world oil and gas demand continues to set new records, industry struggles to meet that demand. Though there will be volatility, we believe that commodity prices for oil and gas will continue to rise as the world consumes hydrocarbons at faster rates than reserves are being replaced. That’s why today, it is important to use energy efficiently and extend the life of existing fields.

Efficient Energy Use

Talisman supports sensible, economic measures that will improve our energy efficiency. To that end, we completed construction of a 10-megawatt cogeneration facility at our Edson, Alberta natural gas processing plant in 2004. The $21 million facility is the first ever built at a sour gas processing plant in Alberta and one of the first retrofits of an existing plant to cogeneration. Also in 2004, Talisman co-sponsored engineering and environmental studies in support of a potential wind farm project off the coast of Scotland at Talisman Energy (UK) Limited’s [Talisman (UK)] Beatrice platform. Based on those studies, we began a $58 million project to develop and construct two demonstrator turbines and first power is expected in 2006. The full Beatrice Wind Farm Project, if implemented as currently envisaged, could generate as much as 1,000 megawatts from up to 200 turbine units deployed in the vicinity of Talisman’s Beatrice oil field. I believe this could evolve into an economic energy source in time.

Talisman Joins the Global Compact

Talisman became a signatory to the United Nations-led Global Compact in February 2004 and committed to support the Compact’s ten principles in the areas of human rights, labour and the environment. Attending the Leaders Summit in June 2004, I was particularly impressed by the adoption of the tenth principle dealing with corruption. As with the Extractive Industries Transparency Initiative(2), widespread adoption would improve transparency throughout the world. As a member of the Global Compact, Talisman will report annually to our stakeholders on actions we have taken and lessons learned related to the ten principles.

(2)       The Extractive Industries Transparency Initiative (EITI) is a global multi-stakeholder initiative that brings together developing country governments, donors, companies, investors, civil society organizations and international financial institutions to increase transparency in the extractives sector in developing countries. For more information on the EITI visit www.eitransparency.org.

Tsunami Relief Efforts

Like everyone around the world, I was shocked by the massive destruction and loss of life caused by the tsunami that hit Southeast Asia on December 26, 2004. Talisman’s immediate concern focused on our employees working in Indonesia and Malaysia as well as three employees from our UK office vacationing in Thailand at the time. The Company immediately responded with contributions to humanitarian aid and relief efforts through our offices in Indonesia, Malaysia and the UK. The Company also agreed to match employee contributions in support of tsunami relief efforts. Talisman has contributed approximately $350,000 to date towards tsunami relief efforts. We have also pledged to work collaboratively with governments, non-governmental organizations and local communities to assist with both immediate and longer-term rebuilding efforts.

Health, Safety and Environmental Priorities

We are committed to eliminating health and safety incidents, significant environmental impacts and ensuring the continued safety and well being of our workforce. I am pleased to report that there were no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman operations in 2004. In 2005, we will continue to reduce oil discharged in the North Sea and we will continue to contribute to the responsible management of wildlife and access concerns in the Rocky Mountain foothills of Canada, among other priorities.

Recognition of Talisman’s Disclosure Efforts

In 2004, Talisman was listed as a Top-100 non-financial reporter by a global benchmark survey released by SustainAbility and the United Nations Environment Programme (in conjunction with Standard and Poors). Further, the Company received honourable mention for corporate reporting by the Canadian Institute of Chartered Accountants (CICA) and the National Post. Despite acknowledgement of our positive work in the area, we remain committed to improving our performance in this emerging area.

Talisman Energy is a Good Investment

Talisman’s mission is to create sustainable value for our shareholders in the upstream oil and gas business. To create that value, we look beyond traditional measures and benchmarks such as our financials at a more complete view of our overall corporate performance including our impacts on the communities where we operate and the environments in which we operate. While it is clear that we do not lack challenges, conducting our activities in a socially, environmentally and economically responsible way ultimately drives our business to create sustainable value for all our stakeholders. I believe our Credentials speak for themselves. Read on, and decide for yourself.

/s/ James W. Buckee
James W. Buckee
President and Chief Executive Officer
March 14, 2005

Talisman’s 2004 Corporate Responsibility Report – Credentials – has been prepared in accordance with the 2002 Global Reporting Initiative’s Guidelines. It presents a balanced and reasonable presentation of the Company’s economic, environmental and social performance.

In February 2004, Talisman became a signatory to the United Nations (UN)-led Global Compact, a network of companies, governments, non-governmental and labour organizations who have agreed to work with the UN to support ten principles in the areas of human rights, labour and the environment.

Talisman is committed to making the Global Compact part of our strategy, culture and day-to-day operations. As a member of the Global Compact Initiative, Talisman has committed to report to our stakeholders annually on actions we have taken or lessons learned related to the ten principles through a Communications on Progress.

For more information about how the Global Compact seeks to advance responsible corporate citizenship and ensure a more sustainable global economy through private sector partnerships, see www.unglobalcompact.org.

2004 KEY CHALLENGES AND ACCOMPLISHMENTS

Social Performance

•                  Confirmed participation in the United Nations’ Global Compact.

•                  Continued refinement of our new project risk assessment process.

•                  Revised our Security Policy based on the Voluntary Principles on Security and Human Rights.

•                  Continued to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.

•                  Worked with approximately 45,000 Canadian stakeholders regarding 1,345 projects.

•                  Cooperated with the New York State Attorney General’s investigation into leasing activities in the state.

•                  Addressed concerns regarding local employment during proposed drilling program in Trinidad.

•                  Signed a Memorandum of Understanding with the United Nations Development Program in Trinidad.

HSE Performance

•                  Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated facilities.

•                  Sanctioned approximately $54,000 by a Colombian environmental authority for environmental damage in the non-operated Acevedo Block.

•                  Received a Gold Award from Scotland’s Health at Work program, recognizing Talisman (UK)’s commitment to promoting a healthy lifestyle amongst its workers.

•                  Completed formal environmental impact assessments in support of proposed projects in Trinidad, the UK, Malaysia and the US.

•                  Spent $16 million on contaminated site cleanup and well site reclamation in North America as part of annual remediation efforts.

•                  Constructed a cogeneration facility in Edson, Alberta and began development of a wind farm demonstrator project in the North Sea.

Economic Performance

•                  Worked with regulatory authorities in New York State in an effort to release royalties held in escrow to leaseholders.

•                  Revised Reserves Data Policies and Procedures.

•                  Invested $2.9 billion in exploration, development and growth activities.

•                  Paid dividends of $114 million ($0.30/share) to shareholders during the year.

•                  Provided $1,726 million in taxes and royalties to host governments.

•                  Agreed to sell 2.3 trillion cubic feet of natural gas from the Corridor Production Sharing Contract in Indonesia.

MOVING FORWARD(3)

Talisman remains committed to the long-term growth and evolution of its corporate responsibility activities. As such, we have included some of our proposed activities in 2005. Though not an all-inclusive list, we hope these projects give our stakeholders a sense of where some of our efforts are directed in 2005.

2005 Social Activities

•                  Re-examine global community contributions strategy to ensure alignment with business goals.

•                  Continue to refine and implement new country entry due diligence process.

•                  Assess community development projects in Sudan to determine post 2005 plans, if any.

•                  Continue efforts to embed Talisman’s PBCE throughout the organization and examine the PBCE to ensure alignment with corporate governance.

•                  Continue to implement our Security Policy based on the Voluntary Principles on Security and Human Rights.

2005 HSE Activities

•                  Complete comprehensive environmental studies, submission of a formal environmental impact statement and award contracts for turbine manufacture and installation, fabrication and tie-in in support of the construction of the Beatrice Wind Farm Demonstrator Project.

•                  Continue efforts to reduce water and entrained oil discharged in the North Sea.

•                  Address issues regarding the controls relating to the measurement, processing and reporting of CO2E emissions data for our UK operations.

•                  Continue to assess over 1,100 well sites, facilities and pipelines within 100 metres of permanent water bodies in Alberta to measure spill containment and control.

•                  Continue to address planning and policy issues associated with wildlife and access management in the Rocky Mountain Foothills.

•                  Complete detailed environmental planning currently under way in support of proposed drilling operations onshore Trinidad in 2005. Key elements include drilling waste management and oil spill contingency planning.

•                  Provide environmental support for proposed drilling offshore Qatar in 2005, including performing environmental baseline surveys, completing a drilling environmental impact assessment and oil spill contingency planning.

•                  Continue to monitor developments regarding the Kyoto Protocol and its impacts on the oil and gas industry and manage our related risks.

2005 Economic Activities

•                  Add up to 149 new full-time equivalent positions to our global workforce.

•                  Continue to monitor and participate, where appropriate, in the Extractive Industries Transparency Initiative.

Source: REpower Systems AG, photographer: Jan Oelker

In 2004, Talisman (UK) completed advance work for the development of the Beatrice Wind Farm Demonstrator Project.

Annual Meeting

Talisman Energy Inc.’s annual meeting of shareholders will be held at 10:30 a.m. on May 3, 2005 in the Exhibition Hall, North Building of the Telus Convention Center, 136 Eighth Avenue S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

(3)       This section, as well as other portions of this Summary Report, contain forward-looking statements. Please see the advisories in the section entitled “Forward-Looking Statements” on page 36 of Credentials – our full-length 2004 Corporate Responsibility Report.

This Report Summary is printed on Neenah Environment paper produced from 100% post consumer fiber.	Creative Development by Rivard Communications Inc. Printed in Canada by Quebecor World Calgary.

Talisman has published a full length 2004 Corporate Responsibility Report, an Annual Report Summary and an Annual Report Financial Review.  These reports are available by contacting the Company and can also be viewed at www.talisman-energy.com.

Talisman Energy Inc.

3400, 888 - 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com